UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 21)*

The Community Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20368X 101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP NO. 20368X 101	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: Community Bank of the Chesapeake Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,562 (1)
	6	SHARED VOTING POWER 222,106 (2)
	7	SOLE DISPOSITIVE POWER 231,668
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,668
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99% (3)
12	TYPE OF REPORTING PERSON EP

(1)	Consists of unallocated shares held by the Community Bank of the Chesapeake Employee Stock Ownership Plan (the ESOP”). The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive voting instructions from ESOP participants.
(2)	Consists of shares allocated to the accounts of ESOP participants. These allocated shares are voted in accordance with the written instructions of the individual ESOP participants.
(3)	Based on 4,633,868 shares outstanding as of December 31, 2016.

CUSIP NO. 20368X 101	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Austin J. Slater, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,134 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 19,734
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,134
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (3)
12	TYPE OF REPORTING PERSON IN

(1)	The amount reported excludes 9,562 unallocated and 222,106 allocated ESOP shares, which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP. The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive written voting instructions from ESOP participants. Allocated ESOP shares are voted by the ESOP trustees in accordance with written voting instructions received from the individual ESOP participants. If participants do not provide written voting instructions, the trustees vote the allocated shares proportionately with those allocated shares for which voting instructions are received. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP. The amount includes 400 shares of unvested restricted stock over which the reporting person has voting but no dispositive power.
(2)	Based on 4,633,868 shares outstanding as of December 31, 2016.

CUSIP NO. 20368X 101	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: Joseph V. Stone, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,125 (1)
	6	SHARED VOTING POWER 2,000 (2)
	7	SOLE DISPOSITIVE POWER 26,725
	8	SHARED DISPOSITIVE POWER 2,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,125
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6% (2)
12	TYPE OF REPORTING PERSON IN

(1)	The amount reported excludes 9,562 unallocated and 222,106 allocated ESOP shares, which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP. The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive written voting instructions from ESOP participants. Allocated ESOP shares are voted by the ESOP trustees in accordance with written voting instructions received from the individual ESOP participants. If participants do not provide written voting instructions, the trustees vote the allocated shares proportionately with those allocated shares for which voting instructions are received. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP. The amount includes 400 shares of unvested restricted stock over which the reporting person has voting but no dispositive power and stock options to purchase 500 shares, which are vested and immediately exercisable.
(2)	Shares held in the reporting person’s spouse’s IRA.
(3)	Based on 4,633,868 shares outstanding as of December 31, 2016, plus 500 shares that the reporting person may acquire by exercising stock options.

CUSIP NO. 20368X 101	13G/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS: Kathryn M. Zabriskie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,550 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,350
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,550
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.05% (2)
12	TYPE OF REPORTING PERSON IN

(1)	The amount reported excludes 9,562 unallocated and 222,106 allocated ESOP shares, which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP. The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive written voting instructions from ESOP participants. Allocated ESOP shares are voted by the ESOP trustees in accordance with written voting instructions received from the individual ESOP participants. If participants do not provide written voting instructions, the trustees vote the allocated shares proportionately with those allocated shares for which voting instructions are received. The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP. The amount includes 200 shares of unvested restricted stock over which the reporting person has voting but no dispositive power.
(2)	Based on 4,633,868 shares outstanding as of December 31, 2016.

Page 6 of 9 Pages

Securities and Exchange Commission

Washington, DC 20549

Item 1 (a). Name of Issuer.

The Community Financial Corporation

(b). Address of Issuer’s Principal Executive Offices.

3035 Leonardtown Road

Waldorf, Maryland 20601

Item 2 (a). Name of Person(s) Filing.

Community Bank of the Chesapeake Employee Stock Ownership Plan Trust (“ESOP”) and the following individuals who serve as its trustees: Austin J. Slater, Jr., Joseph V. Stone, Jr. and Kathryn M. Zabriskie. The ESOP trustees expressly disclaim beneficial ownership of any shares held in the ESOP in which such person does not have a direct pecuniary interest.

(b). Address of Principal Business Office.

Same as Item 1(b).

(c). Citizenship.

See Row 4 of the second part of the cover page provided for each reporting person.

(d). Title of Class of Securities.

Common Stock, par value $0.01 per share.

(e). CUSIP Number.

20368X 10 1

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Items (a), (b), (c), (d), (e), (g), (h), (i), (j) and (k) are not applicable. This amended Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP (the “ESOP Trust”), filing pursuant to Rule 13d-1(c). Exhibit A contains a description of the voting and dispositive powers over shares of the Issuer held directly by these entities. Each trustee of the ESOP Trust set forth in Exhibit A, although filing under the Item 3(f) classification because of their status as trustees of the ESOP, disclaims that he or she is acting in concert with, or is a member of a group consisting of, the other ESOP trustees.

Page 7 of 9 Pages

Item 4. Ownership.

(a)	Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

(b)	Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

(c)	Number of Shares as to Which Such Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP Trust are distributed to participants or are used to repay the ESOP loan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his or her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 9 Pages

By signing below, each signatory in his or her individual capacity certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY BANK OF THE CHESAPEAKE

EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ Austin J. Slater, Jr.	February 14, 2017
Austin J. Slater, Jr., as Trustee

/s/ Joseph V. Stone, Jr.	February 14, 2017
Joseph V. Stone, Jr., as Trustee

/s/ Kathryn M. Zabriskie	February 14, 2017
Kathryn M. Zabriskie, as Trustee

/s/ Austin J. Slater, Jr.	February 14, 2017
Austin J. Slater, Jr., as an Individual Stockholder

/s/ Joseph V. Stone,. Jr.	February 14, 2017
Joseph V. Stone, Jr., as an Individual Stockholder

/s/ Kathryn M. Zabriskie	February 14, 2017
Kathryn M. Zabriskie, as an Individual Stockholder

Exhibit A

The trustees of the ESOP hold shares of common stock of the Issuer in the ESOP Trust for the benefit of employees participating in the ESOP. Pursuant to Section 10.3(b) of the ESOP, the ESOP trustees vote common stock (i) allocated to participant accounts in accordance with written instructions by participants, (ii) shares of common stock of the Issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustees in the same proportion as participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, Community Bank of the Chesapeake, as the ESOP Committee, may direct the trustees as to the voting of all unallocated shares, and if the ESOP Committee gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 10.1 of the ESOP, the ESOP trustees exercise investment discretion as directed by the ESOP Committee. However, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the Issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended. A majority vote of the trustees is required to exercise any voting or investment power over the shares held in the ESOP.

The ESOP trustees and their beneficial ownership of the shares of common stock of the Issuer exclusive of responsibilities as an ESOP trustee or ESOP sponsor, as the case may be, are as follows (such ownership disregarded in reporting the ESOP’s ownership within this Schedule 13G/A).

Name	Direct Beneficial Ownership of Issuer Common Stock	Beneficial Ownership as an ESOP Participant
Austin J. Slater, Jr.	20,134 (1)	0
Joseph V. Stone, Jr.	29,125 (2)	0
Kathryn Zabriskie	2,550 (3)	0

(1)	Includes 400 shares of unvested restricted stock over which Mr. Slater has voting but no dispositive power.
(2)	Includes 400 shares of unvested restricted stock over which Mr. Stone has voting but no dispositive power and stock options to purchase 500 shares, which are vested and immediately exercisable.
(3)	Includes 200 shares of unvested restricted stock over which Ms. Zabriskie has voting but no dispositive power.

The ESOP trustees expressly disclaim beneficial ownership of any shares held in the ESOP in which such person does not have a direct pecuniary interest. The ESOP trustees disclaim that he or she is acting in concert with, or is a member of a group consisting of, the other ESOP trustees.